UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 3) *

deltathree, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

24783N-10-2

(CUSIP Number)

D4 Holdings, LLC 349-L Copperfield Blvd. #407 Concord, NC 28025 (704) 260-3304 with a copy to: Craig S. Mordock, Esq. Jones Day 3161 Michelson Blvd., Suite 800 Irvine, CA 92612 (949) 851-3939

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 24783N-10-2

1	NAME OF REPORTING PERSONS. D4 Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 106,746,325*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 106,746,325*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,746,325*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.2%*
14	TYPE OF REPORTING PERSON (See instructions) OO

 * See Item 5 hereof.

SCHEDULE 13D
CUSIP No. 24783N-10-2

1	NAME OF REPORTING PERSONS. Manna Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 106,746,325*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 106,746,325*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,746,325*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.2%*
14	TYPE OF REPORTING PERSON (See instructions) OO

* See Item 5 hereof.

SCHEDULE 13D
CUSIP No. 24783N-10-2

1	NAME OF REPORTING PERSONS. Praescient, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 106,746,325*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 106,746,325*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,746,325*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.2%*
14	TYPE OF REPORTING PERSON (See instructions) OO

* See Item 5 hereof.

SCHEDULE 13D
CUSIP No. 24783N-10-2

1	NAME OF REPORTING PERSONS. Robert Stevanovski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 106,746,325*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 106,746,325*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,746,325*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.2%*
14	TYPE OF REPORTING PERSON (See instructions) IN

* See Item 5 hereof.

EXPLANATORY STATEMENT

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of deltathree, Inc. (the “Company”). This Amendment No. 3 is being jointly filed by (i) D4 Holdings, LLC, a Delaware limited liability company (“D4 Holdings”), (ii) Manna Holdings, LLC, a Delaware limited liability company (“Manna Holdings”), (iii) Praescient, LLC, a North Carolina limited liability company (“Praescient”), and (iv) Robert Stevanovski, an individual (collectively, the “Reporting Persons”), to amend and supplement the information set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on February 23, 2009, as amended (the “Original Filing”). Unless otherwise indicated, capitalized terms used herein without definitions have the meanings assigned to them in the Original Filing.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 below is incorporated herein by reference. The funds for the loans made by D4 Holdings to the Company were derived from the working capital of D4 Holdings, all of which was derived from capital contributions by the members of Manna Holdings. Funds to be used in connection with any exercise of the Warrants (as defined below) are expected to be derived from the same source.

ITEM 5.	Interests in Securities of the Issuer.

The information contained in Rows (7) through (13) of the cover pages of this Amendment No. 3 for each the Reporting Persons are incorporated herein by reference. The percentages used herein are calculated based upon 72,273,525 shares of Common Stock represented by the Company to be outstanding on November 13, 2012 as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012.

(a)-(b) As of the date of this Amendment No. 3, D4 Holdings is the record holder of (i) 39,000,000 shares of Common Stock, (ii) warrants to purchase an aggregate of 45,000,000 shares of Common Stock (the “Warrants”), and (iii) 22,746,325 shares of Common Stock underlying outstanding principal amounts under the Convertible Note (defined below). Assuming the exercise in full of all Warrants and the conversion of the principal amounts outstanding under the Convertible Note, the Reporting Persons beneficially own 106,746,325 shares of Common Stock, constituting approximately 76.2% of the total issued and outstanding shares of Common Stock (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

(c) The information set forth in Item 6 below is incorporated herein by reference. Other than the transactions described in Item 6 below, none of the Reporting Persons has effected any transactions in respect of the Common Stock within the past 60 days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 1, 2010, D4 Holdings entered into a Loan and Security Agreement (the “Initial Loan Agreement”) with the Company and each of its subsidiaries pursuant to which D4 Holdings agreed to loan the Company up to $1,200,000 in aggregate principal amount. On August 10, 2010, D4 Holdings entered into a Second Loan and Security Agreement (the “Second Loan Agreement”) with the Company and its subsidiaries pursuant to which D4 Holdings agreed to loan the Company up to an additional $1,000,000 in aggregate principal amount. Interest on any outstanding loan advances under the foregoing loan agreements accrues at the rate of 12% per annum, and the obligations under the loans are secured by all of the assets of the Company and its subsidiaries. In connection with the execution of the Second Loan Agreement, the Company issued to D4 Holdings a warrant to purchase up to 4,000,000 shares of the Company’s Common Stock at an exercise price of $0.1312 per share (the “2010 Warrant”). The 2010 Warrant was fully vested on issuance and has a term of 10 years.

On March 2, 2011, D4 Holdings entered into a Second Amendment to and Consent under Loan and Security Agreement (the “Loan Amendment”) which provides, among other things, for the extension of the maturity date under the Initial Loan Agreement to March 1, 2012. In connection with the extension of the maturity date under the Initial Loan Agreement, the Company issued a Warrant (the “2011 Warrant”) to D4 Holdings, exercisable for ten years, to purchase up to 1,000,000 shares of Common Stock at an exercise price of $0.096 per share. The 2011 Warrant was fully vested on issuance and has a term of 10 years.

Also on March 2, 2011, D4 Holdings entered into a Third Loan and Security Agreement (the “Third Loan Agreement”) with the Company and its subsidiaries pursuant to which D4 Holdings agreed to loan the Company up to an additional $1,600,000 in aggregate maximum principal amount. Interest on any outstanding loan advances under the foregoing loan agreement accrues at the rate of 12% per annum, and the obligations under the loans are secured by all of the assets of the Company and its subsidiaries. In connection with the Third Loan Agreement, the Company issued to D4 Holdings a convertible promissory note (the “Convertible Note”) under which D4 Holdings has the right to convert, at any time upon written notice to the Company, all or any portion of the outstanding principal amount under the Convertible Note into that number of shares of the Company’s common stock determined by dividing such principal amount by $0.08 per share (subject to adjustment for stock splits, dividends, reorganizations and similar events, as provided in the Convertible Note), and all accrued but unpaid interest on the principal portion of the loan will become due upon such conversion.

On September 12, 2011, D4 Holdings entered into a Fourth Loan and Security Agreement (the “Fourth Loan Agreement”) with the Company and its subsidiaries pursuant to which D4 Holdings agreed to loan the Company up to an additional $300,000 in aggregate maximum principal amount. Interest on any outstanding loan advances under the Fourth Loan Agreement accrues at the rate of 12% per annum, and the obligations thereunder are secured by all of the assets of the Company and its subsidiaries.

On November 13, 2012, D4 Holdings entered into a Third Amendment to Loan and Security Agreements (the “Third Amendment”) with the Company and its subsidiaries pursuant to which (i) the maturity dates of each of the outstanding loans were extended and (ii) certain accrued and unpaid interest under each of the outstanding loans was added to the principal amount of such loans. In connection with the Third Amendment, the Company (i) agreed to amend each of the outstanding warrants held by D4 Holdings to reduce the exercise price thereof to $0.02 per share and (ii) issued a warrant (the “2012 Warrant”) to D4 Holdings, exercisable for ten years, to purchase up to 10,000,000 shares of Common Stock at an exercise price of $0.02 per share. The 2012 Warrant was fully vested on issuance and has a term of 10 years.

As of November 13, 2012, the Company had borrowed the maximum amount under the First Loan Agreement, the Second Loan Agreement and the Third Loan Agreement, and the Company had $100,000 available for advances under the Fourth Loan Agreement. As a result of the Third Amendment, the outstanding principal balance of the Convertible Note issued in connection with the Third Loan Agreement was $1,819,706, which was convertible into an aggregate of 22,746,325 shares of the Company’s Common Stock.

The foregoing description of each of the loan agreements, the Convertible Note and each of the warrants does not purport to be a complete summary and is qualified in its entirety by reference to the full texts of such agreements, each of which is filed as an exhibit to this Schedule 13D, as amended by this Amendment No. 3.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit

99.1	Fourth Loan and Security Agreement, dated as of September 12, 2011, by and among deltathree, Inc., Delta Three Israel, Ltd., DME Solutions, Inc. and D4 Holdings, LLC (incorporated by reference from our Current Report on Form 8-K filed on September 12, 2011).

99.2	Third Amendment to Loan and Security Agreements, dated as of November 13, 2012, by and among deltathree, Inc., Delta Three Israel, Ltd., DME Solutions, Inc. and D4 Holdings, LLC (incorporated by reference to the Quarterly Report on Form 10-Q filed by the Company on November 14, 2012).

99.3	Amendment to Warrant Agreements, dated as of November 13, 2012, by and among deltathree, Inc. and D4 Holdings, LLC (incorporated by reference to the Quarterly Report on Form 10-Q filed by the Company on November 14, 2012).

99.4	Warrant, dated November 13, 2012, between deltathree, Inc., and D4 Holdings, LLC (incorporated by reference to the Quarterly Report on Form 10-Q filed by the Company on November 14, 2012).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.(1)

Date: November 19, 2012

D4 HOLDINGS, LLC

		By:	PRAESCIENT, LLC, its manager

			By:	/s/ Colleen R. Jones
Name: Colleen R. Jones
Title: Authorized Signatory

MANNA HOLDINGS, LLC

		By:	PRAESCIENT, LLC, its managing member

			By:	/s/ Colleen R. Jones
Name: Colleen R. Jones
Title: Authorized Signatory

PRAESCIENT, LLC

			By:	/s/ Colleen R. Jones
Name: Colleen R. Jones
Title: Authorized Signatory

/s/ Robert Stevanovski*
Robert Stevanovski, individually

* By:	/s/ Colleen R. Jones
Colleen R. Jones, attorney-in-fact (2)

(1)	This Amendment No. 3 is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated February 23, 2009, filed as Exhibit 99.1 to the Original Filing and incorporated herein by reference.

(2)	Duly authorized under Power of Attorney dated February 13, 2009, filed as Exhibit 99.2 to the Original Filing and incorporated herein by reference.

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